[Letterhead of Brookfield Investment Funds]

October 4, 2011

VIA EDGAR

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

In connection with your review of the Registration Statement on Form N-1A (the “Registration Statement”) of the Brookfield Investment Funds (the “Trust”) that was filed with the Securities and Exchange Commission on May 18, 2011 (SEC Accession No. 0001104659-11-030007), the Trust acknowledges that:

1.             In connection with the comments made by the Commission staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.             The staff’s comments, and changes in disclosure in response to the staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.             The Trust represents their neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ Kim G. Redding

Kim G. Redding

President